SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of March 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ or Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

CGGVeritas Announces 2011 Fourth Quarter and Full Year Results

2011 Revenue up 10% and Cash Flow from Operations up 36%

Operating Income at $208 million

Net Free Cash Flow of $94 million

2012 Outlook: Growth and Performance

PARIS, France – March 1 2012 – CGGVeritas (ISIN: 0000120164 – NYSE: CGV) Board of Directors approved on February 29, 2012, the 2011 financial statements of the Company, on which the independent auditors are in the process of completing their audit procedures.

2011 Key Figures

In million $	2011	2010
Revenue	3 180	2 904
Operating Income (before 2010 restructuring costs and impairment of intangible assets)	208	220
Operating Income (1)	208	89
Net Income (before 2010 restructuring costs and impairment of intangible assets)	-13	29
Net Income (1)	-13	-59
Cash Flow from Operations	815	598
Free Cash Flow	94	-108
Net Debt	1 411	1 536
Net Debt to Equity Ratio	37%	41%

(1)	2010 Results included restructuring costs and impairment of intangible assets.

CGGVeritas CEO, Jean-Georges Malcor commented:

“We are pleased to report that our performance plan, which included significant fleet upgrades, started to show results as early as the second half of 2011. Despite the continued challenging marine marketplace, unrest in North Africa and the Middle East, and the measured recovery of the Gulf of Mexico, free cash flow was strong and well above our target for the year.

Looking forward into 2012, in the context of a strong oil price environment, E&P spending is expected to continue to grow. Demand for high-end technologies and solutions should favor our activities and strengthen the success of our differentiating offers such as BroadSeis. Sercel is poised for another year of excellence and Services activities could significantly improve based on the combined impact of our performance plan and the gradual increase of marine prices.

The ongoing strengthening of our high-end positioning and technological differentiation positions us to fully benefit from the expected robust seismic market conditions. In this context, I believe that CGGVeritas in 2012 can start a new journey of growth and strengthen its financial and operational performance”.

Fourth Quarter 2011 Results: Strong Sercel and multi-client activity

•	Group revenue was $906 million, stable year-on-year compared to a particularly strong 2010 fourth quarter and up 14% sequentially mainly driven by Sercel and multi-client sales.

•	Group operating income was $71 million, including a one-off $13 million charge related to a Sercel post-closing event. Group margin was 8%:

•	Sercel margin was high at 30% driven by demand for high resolution surveys.

•	Services margin was 2% as low fleet utilization and reduced land activity this quarter offset stronger multi-client contributions, including record high marine after-sales.

•	Net income was $21 million.

•

Operational cash flow was up 17% year-on-year to $330 million. After capital expenditure and financial costs, free cash flow was positive at $102 million despite the continued low priced marine environment and a very competitive land market during the quarter.

•	Backlog strengthened to $1.461 billion, up 18% when compared to September 30, 2011.

Full Year 2011 Results: Strong free cash flow in a continued challenging market

•	Group revenue was $3.2 billion, up 10% year-on-year.

•	Group operating income was $208 million, a 7% margin and $225 million including the $17 million operational contribution of operating income from equity investees.

•	Sercel strengthened significantly delivering a 31% operating margin.

•	Services were break even mainly due to lingering overcapacity in marine.

•	Net income was a loss of $13 million, including a one-off financial restructuring charges of $42 million.

•	Operational cash flow was up 36% year-on-year to $815 million and free cash flow was positive at $94 million compared to negative $108 million in 2010.

•	Net debt to equity ratio was 37%, compared to 41% by year-end 2010.

2011 Post Closing Events:

•	The acquisition of Geophysical Research Company “GRC” strengthened the growth and diversification of Sercel into high resolution down hole gauges and sensors.

•	An unfavorable US court judgment for Sercel on February 17, 2012, led to a one-off charge of $13 million in the fourth quarter and full year 2011 results.

2012 Outlook: Growth and Performance

•	E&P spending is expected to strengthen in 2012 leading to increased geophysical activity, the progressive absorption of marine overcapacity and more favorable pricing.

•

In the context of increasing global seismic demand together with progressively strengthening marine pricing and utilization rates as early as the second quarter, 2012 should be a year of growth and increasing performance across all activities. Group revenue is expected to grow 10%-15% year-on-year in line with E&P spending.

•	We continue to pursue our 2011-2012 performance plan which we expect to generate the targeted $150 million additional operating income by the end of 2012 compared to our 2010 baseline.

•	Sercel should continue to grow and deliver excellent results.

•	In Services, to further strengthen our high-end positioning, the performance plan will be sustained by productivity investments of:

•

Recurring industrial Capex of around $250 million in 2012.This includes the continued strengthening of our high-end differentiation in Land, where our crews will be focused on ultra-high resolution configurations, and utilizing the Sercel 428XL and UNITE wireless system.

•

$65 million additional non-recurring industrial Capex related to the upgrade of the Champion including its seismic equipment. The vessel is expected to return to operations in the second quarter bringing our 3D fleet to 15 high-end vessels including 11 with 12 plus streamers and 4 with 8 -10 streamers. All vessels will be equipped with BroadSeisTM in 2012.

•

Marine multi-client Cash(1) Capex around $200 - $250 million with a prefunding rate around 85% and amortization rate around 60%. The investments include new Gulf of Mexico programs where visibility improved as future lease rounds have been announced.

•	Land multi-client Cash(1) Capex around $120 - $150 million with a prefunding rate around 85% and amortization rate around 80%.

(1) To improve the disclosure of our accounts and starting in the first quarter 2012 results, CGGVeritas will report only the cash portion of multi-client Capex. With this, the non-cash portion of this investment will not be taken into account in the EBITDAs calculation and will be directly incorporated to the book value of the library.

On this basis and with a 2011 multi-client Cash Capex amounting to $203 million ($78 million in marine and $125 million in land), 2011 Group EBITDAs would have been $826 million and the 2011 Net Free Cash Flow would have remained the same at $94 million.

Fourth Quarter 2011 Financial Results

Fourth Quarter 2011 key figures

	Third Quarter	Fourth Quarter
In million $	2011	2011	2010
Group Revenue	797	906	905
Sercel	275	326	284
Services	592	632	651

Group Operating Income (before 2010 restructuring & impairment)	98	71	120
Margin	12%	8%	13%
Sercel	87	98	101
Margin	32%	30%	36%
Services	53	11	35
Margin	9%	2%	5%

Group Operating Income	98	71	-11
Net Income (before 2010 restructuring & impairment)	41	21	53
Margin	5%	2%	6%

Net Income	41	21	-35

Revenue

Group revenue was stable in $ (down 2% in €) year-on-year. Sequentially, Group revenue was up 14% in $ mainly based on increasing Sercel equipment deliveries and multi-client sales.

	Third Quarter	Fourth Quarter		Fourth Quarter
In millions	2011 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group Revenue	797	906	905	662	672
Sercel Revenue	275	326	284	239	210
Services Revenue	592	632	651	462	484
Eliminations	-70	-52	-30	-39	-22
Marine contract	291	245	207	180	154
Land contract	68	64	106	48	79
Processing	113	124	108	90	80
Multi-client	119	199	230	144	172
MC marine	83	160	178	115	133
MC land	36	40	52	29	39

Sercel

Fourth quarter revenue was up 15% in $ (14% in €) year-on-year. Sequentially, revenue was up 18% in $. Operating margin reached 30% (including the $13 million one-off charge related to the post-closing event), a particularly strong result. External sales were $274 million this quarter, the highest level of sales over the last three years, driven by sustained land equipment sales, which were up 30% sequentially. Marine equipment sales remained stable sequentially. Internal sales represented 16% of revenue.

Services

Revenue was down 3% in $ (-5% in €) year-on-year and up 7% sequentially in $. Operating margin was 2% as strong multi-client sales and solid processing & imaging activity compensated the continued low priced marine market and weaker land contract activity this quarter.

•

Marine contract revenue was up 18% in $ (17% in €) year-on-year. After a strong third quarter, revenue was sequentially down 16% in $ mainly due to higher transit times and the docking of the Champion for its major upgrade. Fifteen percent of the fleet was dedicated to multi-client programs during the quarter. The fleet operated with a vessel availability[1] rate of 81% and a production[2] rate of 87% in a context of lingering low marine prices. The new X-BOW Oceanic Sirius entered into operation and the success of BroadSeis is accelerating with 6 surveys active during the quarter.

•

Land contract revenue was down 39% in $ (-39% in €) year-on-year and down 5% sequentially in $. Continued unrest in some North African and Middle-East countries delayed startup on a few projects this quarter. Conditions should improve in the first half of the year as large projects in the Middle East are initiated and with the anticipated strong winter campaign which was in preparation this quarter. In Saudi Arabia, with our equity investee subsidiary Argas, Ocean Bottom Cable operations reached record production rates.

•

Processing & Imaging revenue was up 14% in $ (12% in €) year-on-year and up 9% sequentially in $. Demand increase was mainly driven by continued growing data volumes and our unique sophisticated imaging algorithms. This further differentiates us in the minds of our clients facing complex geologic challenges. In this context processing and imaging performance continues to strengthen significantly.

•

Multi-client revenue was down 13% in $ (-16% in €) year-on-year compared to a particularly strong 4th quarter last year. Sequentially, sales were up 67% in $ with very strong after-sales which were fueled by excellent seasonal demand particularly in the Gulf of Mexico where activity is recovering. Capex was $64 million (€47 million) with a prefunding ratio of 67%. The amortization rate averaged 62%, with 84% in land and 56% in marine. Net Book Value at the end of December was $527 million (€407 million), down 13% year-on-year.

•

Multi-client marine revenue was down 10% in $ (-13% in €) year-on-year and up 92% sequentially in $. Capex was $39 million (€28 million) as we returned to the Santos Basin offshore Brazil. Prefunding ratio was 39% with the initiation of this program. After-sales worldwide were very strong at $145 million (€104 million), up 23% year-on-year highlighting the confidence of our clients in their future programs, especially in the Gulf of Mexico.

•

Multi-client land revenue was down 24% in $ (-25% in €) year-on-year, up 9% sequentially in $. Capex this quarter was $26 million (€19 million) dedicated to our Marcellus program. Prefunding was 109%. After-sales were $12 million (€9 million).

1 - The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, the shipyard time and the steaming time (the “available time”), all divided by total vessel time;

2 - The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

Group EBITDAs was $285 million (€207 million), a margin of 31%.

	Third Quarter	Fourth Quarter		Fourth Quarter
In millions	2011 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group EBITDAs (before 2010 restructuring & impairment)	254	285	326	207	243
Margin	32%	31%	36%	31%	36%
Sercel EBITDAs	100	110	115	81	85
Margin	36%	34%	41%	34%	41%
Services EBITDAs	193	210	224	152	167
Margin	33%	33%	34%	33%	34%

Group EBITDAs	254	285	294	207	219

Group Operating Income was $71 million (€52 million). Operating margin was 8%.

	Third Quarter	Fourth Quarter		Fourth Quarter
In millions	2011 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group Operating Income (before 2010 restructuring & impairment)	98	71	120	52	90
Margin	12%	8%	13%	8%	13%
Sercel Operating Income	87	98	101	72	75
Margin	32%	30%	36%	30%	36%
Services Operating Income	53	11	35	8	26
Margin	9%	2%	5%	2%	5%

Group Operating Income	98	71	-11	52	-9

Financial Charges

Financial charges were $28 million (€21 million):

•	Recurring cost of Debt was $39 million.

•	Other financial items were positive at $11 million due to the favorable impact of currency translation.

Taxes were $29 million (€21 million), embedding notably $11m foreign deemed taxation related to Services activities.

Group Net Income was $21 million (€15 million), compared to a loss of $35 million (€26 million) in the fourth quarter 2010, after restructuring costs and impairment of intangible assets.

Net Income attributable to the owners of CGGVeritas was $17 million (€12 million) after the impact of minority interests of $4 million. EPS was €0.08 per ordinary share and $0.11 per ADS.

Cash Flow

Cash Flow from Operations

Cash flow from operations was $330 million (€239 million), compared to $283 million (€212 million) in 2010.

Capex

Global Capex was $178 million (€130 million) this quarter, up of 53% year-on-year.

•	Industrial Capex was $114 million (€83 million).

•	Multi-client Capex was $64 million (€47 million), up 13% in $ with a 67% prefunding rate.

	Fourth Quarter
In million $	2011	2010
Capex	178	116

Industrial	114	59

Multi-client	64	57
MC marine	39	27
MC land	26	30

Free Cash Flow

After financial interests paid during the quarter, free cash flow was positive at $102 million compared to $105 million in the fourth quarter of 2010.

Fourth Quarter 2011 Comparisons with Fourth Quarter 2010 before 2010 restructuring costs and impairment of intangible assets

Consolidated Income Statement In millions/before restructuring & impairment	Third Quarter	Fourth Quarter		Fourth Quarter
	2011 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Exchange rate euro/dollar	1.439	1.364	1.329	1.364	1.329
Operating Revenue	796.7	905.7	905.0	662.1	672.4
Sercel	275.0	325.5	283.7	239.4	209.8
Services	591.5	632.1	651.3	461.5	484.4
Elimination	-70.0	-51.9	-30.2	-38.8	-21.8
Gross Profit	158.3	177.3	208.8	129.1	155.5
Operating Income	97.8	71.0	119.9	51.6	89.8
Sercel	86.7	97.5	101.0	71.9	75.1
Services	52.8	10.8	34.7	7.8	26.2
Corporate and Elimination	-41.7	-37.3	-15.8	-28.1	-11.5
Net Financial Costs	-32.3	-27.6	-36.4	-20.7	-27.0
Income Tax	-19.0	-26.1	-27.5	-18.8	-20.6
Deferred Tax on Currency Translation	-7.8	-3.2	-6.1	-2.3	-4.7
Income from Equity Investments	1.9	6.9	3.4	5.0	2.6
Net Income	40.6	21.0	53.2	14.8	40.2
Earnings per ADS ($)/per share (€)	0.25	0.11	0.34	0.08	0.25
EBITDAs	254.5	284.8	325.6	207.1	242.9
Sercel	100.4	109.9	115.0	81.1	85.4
Services	193.4	209.8	223.6	152.2	166.8
Industrial Capex	104.2	113.6	59.3	83.0	43.6
Multi-client Capex	75.2	64.4	57.0	47.0	41.9

2011 Financial Results

Group Revenue

Group Revenue was up 10% in $ (4% in €) year-on-year, reflecting the strengthening performance of Sercel, up 14% in $ and the increase in Services up 10% which was constrained by the ongoing marine overcapacity and the impact of the continued unrest in some North African and Middle-East countries in contract land.

In millions	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group Revenue	3 180	2 904	2 268	2 186
Sercel Revenue	1 142	1 000	816	754
Services Revenue	2 289	2 083	1 631	1 567
Eliminations	-251	-178	-179	-134
Marine contract	977	778	696	585
Land contract	373	381	266	287
Processing	443	389	315	293
Multi-client	497	534	354	402
MC marine	365	388	260	292
MC land	132	146	94	110

Sercel

Sercel sales were up 14% in $ (8% in €). Land equipment sales increased significantly in 2011 due to increasing demand for high channel count crews and regional activity. Internal sales represented 22% of Sercel total sales in 2011.

Services

Revenue was up 10% in $ (4% in €). Challenging market conditions remained as continued overcapacity impacted marine contract activity and land was hampered by delays in North Africa and Middle-East and despite sustained strong processing activity. The vessel availability rate for the full year 2011 was 86% and the production rate was 86%.

Multi-client revenue was down 7% in $ (12% in €) as Capex was reduced 21% in $ to $229 million (€163 million) and after-sales increased 17% to $335 million (€239 million). The prefunding rate was 71% with 63% in marine and 76% in land. The amortization rate was 57%.

•

Multi-client marine revenue was down 6% in $ (-11% in €) year-on-year with a prefunding rate of 63%. Capex was reduced to $100 million (€71 million) as we focused on North Sea and Brazil where we introduced our BroadSeis solution. We did not invest in new Gulf of Mexico acquisition programs in 2011 as we waited for better visibility. After-sales worldwide were very strong at $303 million (€216 million), up 39% in $ year-on-year ahead of the worldwide lease sales.

•

Multi-client land revenue was down 10% in $ (-15% in €) year-on-year with a prefunding rate of 76%. Capex this year was $129 million (€93 million) dedicated to our Marcellus program. After-sales were $32 million (€23 million), down 53% in $ year-on-year.

Group EBITDAs was $852 million (€607 million), a margin of 27%.

	YTD		YTD
In millions	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group EBITDAs (before 2010 restructuring & impairment)	852	824	607	620
Margin	27%	28%	27%	28%
Sercel EBITDAs	408	341	292	257
Margin	36%	34%	36%	34%
Services EBITDAs	592	580	422	436
Margin	26%	28%	26%	28%

Group EBITDAs	852	792	607	596

Group Operating Income was $208 million (€148 million), a margin of 7%.

	YTD		YTD
In millions	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group Operating Income (before 2010 restructuring & impairment)	208	220	148	166
Margin	7%	8%	7%	8%
Sercel Operating Income	355	290	254	219
Margin	31%	29%	31%	29%
Services Operating Income	9	37	6	28
Margin	0%	2%	0%	2%

Group Operating Income	208	89	148	67

Financial Charges

Financial charges were $174 million (€124 million):

•	Recurring cost of Debt was $151 million.

•	$42 million of one-off charges related to our debt refinancing in the first half of the year with $25 million in the first quarter and $17 million in the second quarter.

•	Other financial items were positive at $19 million due to the favorable impact of currency translation.

Group Net Income was a loss of $13 million (€9 million) in 2011, including the $28 million post tax non-recurring financial charges to compare with a loss of $59 million (€44 million) in 2010, after restructuring costs and impairment of intangible assets.

Net Income attributable to the owners of CGGVeritas was a loss of $27 million (€19 million) after the impact of minority interests of $14 million. EPS was -€0.13 per ordinary share and -$0.18 per ADS.

Cash Flow

Cash Flow from Operations

Cash flow from operations was $815 million (€581 million) up 36% compared to $598 million (€450 million) in 2010.

Capex

Global Capex was $626 million (€446 million), up 6% year-on-year.

•	Industrial Capex was $397 million (€283 million).

•	Multi-client Capex was $229 million (€163 million), down 21% in $ with 71% prefunding.

In million $	YTD
	2011	2010
Capex	626	591

Industrial	397	300

Multi-client	229	291
MC marine	100	206
MC land	129	85

Free Cash Flow

After financial interests paid during the year, free cash flow was positive at $94 million, compared to a negative free cash flow at $108 million in 2010.

Balance Sheet

Group gross debt was $1.942 billion (€1.501 billion), at the end of December 2011.

With $531 million (€411 million), in available cash, Group net debt was $1.411 billion (€1.090 billion), down from $1.536 billion at the end of 2010.

Net debt to equity ratio, at the end of December 2011, was 37% compared to 41% at the end of December 2010.

2011 Comparisons with 2010 before 2010 restructuring costs and impairment of intangible assets

Consolidated Income Statement In millions/before restructuring and impairment	YTD		YTD
	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Exchange rate euro/dollar	1.403	1.329	1.403	1.329
Operating Revenue	3 180.4	2 904.2	2 267.7	2 186.1
Sercel	1 142.0	999.6	815.8	753.6
Services	2 289.5	2 082.9	1 631.3	1 566.9
Elimination	-251.1	-178.3	-179.4	-134.4
Gross Profit	536.8	588.7	382.7	443.1
Operating Income	207.5	220.2	147.9	165.7
Sercel	355.2	290.4	253.7	218.9
Services	8.5	37.4	6.2	28.2
Corporate and Elimination	-156.2	-107.6	-112.0	-81.4
Net Financial Costs	-173.7	-128.9	-123.8	-97.0
Income Tax	-58.5	-52.1	-41.7	-39.3
Deferred Tax on Currency Translation	-4.6	-8.9	-3.3	-6.6
Income from Equity Investments	16.4	-1.0	11.7	-0.7
Net Income	-12.9	29.4	-9.2	22.2
Earnings per ADS ($)/ per share (€)	-0.18	0.10	-0.13	0.08
EBITDAs	851.6	824.3	607.1	620.5
Sercel	408.3	340.5	291.7	256.7
Services	591.8	579.8	421.7	436.1
Industrial Capex	396.8	300.1	282.9	225.9
Multi-client Capex	229.0	291.3	163.2	219.3

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts:

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33-16-447-3811	Tel: +1-832-351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique – Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 1st, 2012	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
CFO